UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
(Original Filing)*

Under the Securities Exchange Act of 1934

Gitlab Inc.
(Name of Issuer)

Class A Common Stock, par value $0.0000025 per share
(Title of Class of Securities)

37637K108
(CUSIP Number)

Altimeter Capital Management, LP, One International Place,
Suite 4610, Boston, MA 02110
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 31, 2021
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

 	X	Rule 13d-1(b)

 	[]	Rule 13d-1(c)

 	[]	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



1.	 	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Altimeter Capital Management, LP
2.	 	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(see instructions)
(a)
(b)
3.	 	SEC USE ONLY

4.	 	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF
SHARES
BENEFICIALLY
OWNED BY
EACH
REPORTING
PERSON WITH	 	5.	 	SOLE VOTING POWER

-0- shares
	 	6.	 	SHARED VOTING POWER

961,206
	 	7.	 	SOLE DISPOSITIVE POWER

-0- shares
	 	8.	 	SHARED DISPOSITIVE POWER

961,206

9.	 	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

961,206
10.	 	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
(see instructions)
11.	 	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

7.28%
12.	 	TYPE OF REPORTING PERSON (see instructions)

IA, PN


1.	 	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Altimeter Capital Management General Partner, LLC
2.	 	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(see instructions)
(a)
(b)
3.	 	SEC USE ONLY

4.	 	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF
SHARES
BENEFICIALLY
OWNED BY
EACH
REPORTING
PERSON WITH	 	5.	 	SOLE VOTING POWER

-0- shares
	 	6.	 	SHARED VOTING POWER

961,206
	 	7.	 	SOLE DISPOSITIVE POWER

-0- shares
	 	8.	 	SHARED DISPOSITIVE POWER

961,206

9.	 	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

961,206
10.	 	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
(see instructions)
11.	 	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

7.28%
12.	 	TYPE OF REPORTING PERSON (see instructions)

OO, HC


1.	 	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Brad Gerstner
2.	 	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(see instructions)
(a)
(b)
3.	 	SEC USE ONLY

4.	 	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF
SHARES
BENEFICIALLY
OWNED BY
EACH
REPORTING
PERSON WITH	 	5.	 	SOLE VOTING POWER

-0- shares
	 	6.	 	SHARED VOTING POWER

961,206
	 	7.	 	SOLE DISPOSITIVE POWER

-0- shares
	 	8.	 	SHARED DISPOSITIVE POWER

961,206

9.	 	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

961,206
10.	 	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
(see instructions)
11.	 	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

7.28%
12.	 	TYPE OF REPORTING PERSON (see instructions)

IN, HC


Item 1.

 	(a)	Name of Issuer
Gitlab Inc. (the "Issuer")

 	(b)	Address of Issuer's Principal Executive Offices
268 Bush Street, #350, San Francisco, CA 94104

Item 2.

 	(a)	Name of Person Filing
This Original Filing to the Schedule 13G (this "Original Filing") is being filed on behalf of Altimeter Capital Management General Partner
 LLC (the "General Partner"), Altimeter Capital Management, LP
(the "Investment Manager"), and Brad Gerstner, who are collectively referred to as the "Reporting Persons." Mr. Gerstner is the sole managing principal of the General Partner and the Investment Manager.
The General Partner is the sole general partner of the Investment
 Manager, which is the investment manager of the Fund. The Reporting Persons have entered into a Joint Filing Agreement, dated as of the date hereof, a copy of which is filed with this Schedule 13G as
Exhibit 1 (which is incorporated herein by reference), pursuant to which the Reporting Persons have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(k) under the Act.

 	(b)	Address of the Principal Office or, if none, residence
The principal business office of the Reporting Persons with respect to the shares reported hereunder is
One International Place, Suite 4610, Boston, MA 02110.

 	(c)	Citizenship
Each of the Investment Manager and the Fund are a Delaware limited partnership. The General Partner is a Delaware limited liability company. Mr. Gerstner is a United States citizen.

 	(d)	Title of Class of Securities
Class A Common Stock, par value $0.0000025 per share

 	(e)	CUSIP Number
37637K108

Item 3. If this statement is filed pursuant to 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)Broker or dealer registered under section 15 of the Act
(15 U.S.C. 78o).

(b)Bank as defined in section 3(a)(6) of the Act
(15 U.S.C. 78c).

(c)Insurance company as defined in section 3(a)(19) of the Act
(15 U.S.C. 78c).

(d)Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)[X]An investment adviser in accordance with 240.13d-1(b)(1)(ii)(E);

(f)An employee benefit plan or endowment fund in accordance with 240.13d-1(b)(1)(ii)(F);

(g)[X]A parent holding company or control person in accordance with 240.13d-1(b)(1)(ii)(G);

(h)A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment
Company Act of 1940 (15 U.S.C. 80a-3);

(j)Group, in accordance with 240.13d-1(b)(1)(ii)(J).


Item 4.  Ownership.

The beneficial ownership of each Reporting Person of shares of Common Stock ("Common Stock") as of December 31, 2021
 is as follows: each of the General Partner (as the general partner of the Investment Manager) and the Investment Manager (as the
investment manager of the Fund) and Mr. Gerstner (as the sole managing principal of the General Partner and Investment Manager) beneficially owns 961,206 shares of Common Stock, representing approximately 7.28% of such class of security. All ownership percentages of the securities reported herein are based upon a total of 12,600,000 shares of Common Stock shares outstanding as of November 29, 2021.

Some of the shares reported herein for the General Partner, the Investment Manager and Mr. Gerstner represent shares of Class A Common Stock and 611,206 Class B Common Stock beneficially owned and held of record by the Fund and several private funds (collectively, the "Altimeter Entities") for which the Investment
 Manager serves as the investment manager. The General Partner serves as the sole general partner of the Investment Manager. Shares reported herein for Mr. Gerstner represent shares of Class A Common Stock either beneficially owned and held of record by the Altimeter Entities or held directly. Mr. Gerstner is the sole managing principal of the General Partner, the Investment Manager and the Fund General Partner. Shares reported herein for the Fund General Partner represent shares of Class A Common Stock either beneficially owned and held of record by the Fund or held directly.

For the total amount of shares reported herein, 961,206 of such shares represents shares of Class A Common Stock and Class B Common
 Stock beneficially owned and held of record by one of the Altimeter Entities.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.


 	(a)	 	Amount beneficially owned:
Altimeter Capital Management General Partner LLC - 961,206 shares
Altimeter Capital Management, LP - 961,206 shares
Brad Gerstner - 961,206 shares

 	(b)	 	Percent of class:
Altimeter Capital Management General Partner LLC - 7.28%
Altimeter Capital Management, LP - 7.28%
Brad Gerstner - 7.28%

 	(c)	 	Number of shares as to which the person has:

 	 	 	(i)	Sole power to vote or to direct the vote
Altimeter Capital Management General Partner LLC -0-
Altimeter Capital Management, LP -0-
Brad Gerstner -  -0-

 	 	 	(ii)	Shared power to vote or to direct the vote
Altimeter Capital Management General Partner LLC - 961,206 shares
Altimeter Capital Management, LP - 961,206 shares
Brad Gerstner - 961,206 shares

Item 5.  Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.  Ownership of More than Five Percent on Behalf of Another
Person.

The Investment Vehicles have the right to receive and the power to direct the receipt of dividends from, and the proceeds, from the sale of, the shares of Class A Common Stock reported herein.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8.  Identification and Classification of Members of the Group.

Not applicable.

Item 9.  Notice of Dissolution of Group.

Not applicable.

Item 10.  Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Exhibits.  Exhibit 99-1

Joint Filing Agreement, dated February 14, 2022, by and among the Reporting Persons.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

 	February 14, 2022

 	ALTIMETER CAPITAL MANAGEMENT GENERAL PARTNER LLC

 	By: /s/ Mara Davis

 	Mara Davis, Chief Compliance Officer

 	ALTIMETER CAPITAL MANAGEMENT, LP

 	By: /s/ Mara Davis

 	Mara Davis, Chief Compliance Officer

 	BRAD GERSTNER

 	By: /s/ Brad Gerstner

 	Brad Gerstner, individually



EXHIBIT I

JOINT FILING AGREEMENT

This Joint Filing Agreement dated February 14 2021 is by and among Altimeter Capital Management General Partner LLC, a Delaware limited liability company, Altimeter Capital Management, LP, a Delaware limited partnership, and Brad Gerstner, an individual (the foregoing are collectively referred to herein as the "Filers"). Each of the Filers may be required to file with the United States Securities and Exchange Commission a statement on Schedule 13G with respect to shares of Class A Common Stock of Snowflake Inc., beneficially owned by them from time to time. Pursuant to and in accordance with Rule 13(d)(1)(k) promulgated under the Securities Exchange Act of 1934, as amended, the Filers hereby agree to file a single statement on Schedule 13G (and any amendments thereto) on behalf of each of such parties, and hereby further agree to file this Joint Filing Agreement as an exhibit to such statement, as required by such rule. This Joint Filing Agreement may be terminated by any of the Filers upon one week's prior written notice or such lesser period of notice as the Filers may mutually agree.

Executed and delivered as of the date first above written.

 	ALTIMETER CAPITAL MANAGEMENT GENERAL PARTNER LLC

 	By: /s/ Mara Davis

 	Mara Davis, Chief Compliance Officer

 	ALTIMETER CAPITAL MANAGEMENT, LP

 	By: /s/ Mara Davis

 	Mara Davis, Chief Compliance Officer

 	BRAD GERSTNER

 	By: /s/ Brad Gerstner

 	Brad Gerstner, individually